U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On April 5, 2021 at 9:00 AM Beijing Time, Recon Technology, Ltd (the “Company”) held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended June 30, 2020.  At the Annual Meeting, the Company’s shareholders approved the proposals listed below. The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on March 9, 2021.

1. Elect two Class II members of the board of directors to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2023 or until their successors are duly elected and qualified;.

Name	For	Against	Abstain
Jijun Hu	11,067,146	15,396	1,550
Nelson N.S. Wong	11,067,262	15,309	1,521

2. Ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021.

For	Against	Abstain
11,072,452	1,872	9,768

3. Approve a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 ordinary shares of a nominal or par value of US$0.0925 each, to US$15,725,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0925 each and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each.

For	Against	Abstain
11,040,575	37,299	6,218

4. Approve a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company to substitute the Second Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
11,047,252	34,296	2,544

5. Approve an ordinary resolution for the 2021 Equity Incentive Plan.

For	Against	Abstain
11,034,158	47,611	2,323

6. Transact any other business as may properly come before the meeting.

For	Against	Abstain
11,041,366	40,900	1,826

The following documents approved by the Company’s shareholders at the Annual Meeting are attached hereto and incorporated by reference herein:

Exhibit 3.1	Third Amended and Restated Articles of Association of Recon Technology, Ltd

Exhibit 3.2	Third Amended and Restated Memorandum of Association of Recon Technology, Ltd

Exhibit 99.1	2021 Equity Incentive Plan

The Third Amended and Restated Articles of Association of Recon Technology, Ltd attached as Exhibit 3.1, the Third Amended and Restated Memorandum of Association of Recon Technology, Ltd attached as Exhibit 3.2, and the 2021 Equity Incentive Plan attached as Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s

(i) Registration Statement on Form S-8 (file No. 333-228918) filed with SEC on December 20, 2018 and the reoffer prospectus, dated December 20, 2018, contained therein;

(ii) Registration Statement on Form F-3 (file No. 333-234660) filed with SEC on November 13, 2019 and declared effective on November 26, 2019;

(iii) Registration Statement on Form F-3 (file No. 333-239910) filed with SEC on July 17, 2020 and declared effective on August 11, 2020;

(iv) Registration Statement on Form F-3 (file No. 333-249930) filed with SEC on November 6, 2020 and declared effective on November 19, 2020; and

(v) Registration Statement on Form F-3 (file No. 333-252968) filed with SEC on February 10, 2021 and declared effective on February 19, 2021.

Exhibit Index:

Exhibit 3.1	Third Amended and Restated Articles of Association of Recon Technology, Ltd

Exhibit 3.2	Third Amended and Restated Memorandum of Association of Recon Technology, Ltd

Exhibit 99.1	2021 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD

Date: April 6, 2021	By:	/s/ Liu Jia
Name: Liu Jia
Title: Chief Financial Officer